中遠投資(新加坡)有限公司
COSCO INVESTMENT (SINGAPORE) LIMITED

~~9 TEMASEK BOULEVARD, #07-00 SUNTEC CITY TOWER II, SINGAPORE 038989~~
~~TEL: 6885 0888 FAX: 6336 9006 Website: www.cosco.com.sg~~

SINGAPORE

02060357

From Secretary's Office: 47 Hill Street #06-02
Chinese Chamber of Commerce & Industry Building
Singapore 179365
Tel No.: 6837 2133 Fax No.: 6337 2197

82-4033

Our Ref: C200/SEC/SL/ac **Exemption No. 33-91910**

6 November 2002

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

02 NOV 19 AM 9:11

SUPPL

Dear Sirs

COSCO INVESTMENT (SINGAPORE) LIMITED
(EXEMPTION NO. 33-91910)

On behalf of Cosco Investment (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below a listed announcement pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):-

Date	Description of Announcement
18 October 2002	Closure of Books for RCCPS Holders
29 October 2002	The proposed divestment of the entire issued and paid-up share capital of Calzona Pte Ltd and Johnston Investments Pte Ltd to Cosco Holdings (Singapore) Pte Ltd

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

Yours faithfully
COSCO INVESTMENT (SINGAPORE) LIMITED

dlw 12/11

Lawrence Kwan
Secretary

Encls

c.c. Mr Ji Hai Sheng (Fax No. 63369006, letter only)

COSCO INVESTMENT (SINGAPORE) LIMITED

Closure of Books for RCCPS Holders

Payment of Dividends on Redeemable Convertible Cumulative Preference Shares ("RCCPS") of S$0.01 each

Pursuant to the terms of issue of the 33,453,283 Redeemable Convertible Cumulative Preference Shares, the fixed cumulative Preference Dividend of 5.7 cents per RCCPS less 22% Singapore income tax will be paid on 15 November 2002.

NOTICE IS HEREBY GIVEN that the Transfer Books and the Register of Members of RCCPS holders of the Company will be closed from 6 November 2002 to 7 November 2002, both dates inclusive, for the preparation of the dividend for shareholders of preference shares registered in the books of the Company. Duly completed transfers of RCCPS received by the Registrar, Kon Choon Kooi Pte Ltd, 47 Hill Street #06-02, Chinese Chamber of Commerce & Industry Building, Singapore 179365 up to 5.00 p.m. on 5 November 2002 will be registered before entitlements to the dividend are determined.

Submitted by Mr Gu Qi Chang, Director on 18/10/2002 to the SGX

COSCO INVESTMENT (SINGAPORE) LIMITED

THE PROPOSED DIVESTMENT OF THE ENTIRE ISSUED AND PAID-UP SHARE CAPITAL OF CALZONA PTE LTD ("CALZONA") AND JOHNSTON INVESTMENTS PTE LTD ("JOHNSTON") TO COSCO HOLDINGS (SINGAPORE) PTE LTD.

1. Introduction

The Board of Directors of Cosco Investment (Singapore) Limited ("CIS" or "the Company") is pleased to announce that the Company has entered into a conditional sale and purchase agreement for the sale of the entire issued and paid-up share capital of its wholly owned subsidiaries, Calzona and Johnston (the " Subsidiaries") ("the Proposed Divestment"), to Cosco Holdings (Singapore) Pte Ltd ("the Purchaser").

Calzona and Johnston are primarily investment holding companies. Calzona owns the 1st, the 2nd (including Mezzanine) and 3rd Levels of the commercial podium together with the 24th and 25th Levels of Zhong Cheng Building (also known as Zhong Cheng Tower or Zhong Cheng Mansion) in Shanghai, People's Republic of China ("PRC") and Johnston owns 60 apartment units of a residential tower known as Sunshine Tower in Shanghai, PRC (collectively, the "Properties").

For the last financial year ended 31 December 2001, Calzona and Johnston reported an audited profit before tax of S$1,770,324 and S$971,571 respectively.

After the Proposed Divestment, Calzona and Johnston will both cease to be subsidiaries of the Company.

2. Sale Consideration

The aggregate consideration ("Consideration") for the Proposed Divestment of the Subsidiaries is S$5,818,176.95 and is apportioned as follows :

Calzona - S$3,670,771.91; and

Johnston - S$2,147,405.04.

The Consideration was arrived at following negotiations on a willing buyer, willing seller basis and after taking into account, inter alia, the valuation of the Properties and the net tangible assets ("NTA") of the Subsidiaries as at 30 June 2002. The Consideration represents a discount of 10% to the aggregate NTA of the Subsidiaries.

The Consideration shall be satisfied in cash and shall be paid on completion by way of cashiers' order or telegraphic transfer as the Company may elect. Completion shall take place on the date falling 14 business days after the date of the last of the outstanding conditions precedent has been fulfilled or such other date as the parties may agree in writing ("Completion").

3. Conditions Precedent

Pursuant to the sale and purchase agreement, the Proposed Divestment is, inter alia, conditional upon :

(a) the Purchaser being reasonably satisfied with the results of the Purchaser's due diligence investigation into the financial and legal position of the Subsidiaries and the titles of the Subsidiaries to their respective Properties and assets;

(b) the Proposed Divestment being approved by the Singapore Exchange Securities Trading Limited ("SGX-ST");

(c) the Proposed Divestment being approved by the Company's shareholders at a general meeting and the Purchaser's undertaking that it and its associates (as defined in the SGX-ST Listing Manual) will abstain from voting at the general meeting;

(d) the Company obtaining the consent of Citibank N.A., Singapore Branch and United Overseas Bank Limited (the successors in title of Overseas Union Bank Limited) as the lenders of a US$20,000,000 term loan facility ("Loan Facility") to the Subsidiaries (collectively, "the Lenders") for the Proposed Divestment and to discharge the Company from all its past, present and future obligations and liabilities pursuant to a charge dated 20 January 1998 provided by the Company as security for the borrowings of the Subsidiaries;

(e) all necessary consents or approvals being granted by third parties, bankers, financial institutions or governmental or regulatory authorities or competent authorities in Singapore or PRC, as the case may be, having jurisdiction over (i) the Proposed Divestment; and/or (ii) the Properties, as the case may be, being obtained by the Purchaser; and

(f) execution and delivery to the Company of (a) a payment guarantee by the Purchaser to secure the repayment on or before 23 January 2003 to the Company of the management fees of the properties and outstanding shareholders' loans together with accrued interest thereon in an aggregate amount of US$9,442,272.78 and S$1,788,022.11 ("the Payment Guarantee"); and (b) a counter indemnity by the Purchaser in favour of the Company undertaking to indemnify the Company for a sum up to US$10.5 million together with all accrued interest thereon and reasonable costs and expenses incurred by the Company in the event a call is made by the Lenders on the guarantee ("the Guarantee") provided by Company to the Lenders as security for the Loan Facility ("the Counter Indemnity").

4. Other Principal Terms - Covenants And Undertakings

Under the terms of the sale and purchase agreement, the Purchaser further undertakes with the Company that:-

(a) the Purchaser and/or the Subsidiaries will repay in full all the shareholders' loans and pay in full the management fees to the Company on or before 23 January 2003;

(b) the Purchaser shall ensure and procure that the Subsidiaries repay all monies due and owing to the Lenders under the Loan Facility on or before 23 January 2003;

(c) in the event the Subsidiaries fail to repay all monies due and owing to the Lenders under the Loan Facility or a call or claim is made or purported to be made on the Guarantee, (i) it shall indemnify the Company in accordance with the terms of the Counter Indemnity or (ii) provide such alternate securities, as the Lenders may require, including but not limited to mortgage/charge such number of shares owned by it in the Company to the Lenders, in order for the Company to obtain a release and discharge of its obligations under the Guarantee expeditiously.

5. Rationale for the Proposed Divestment

The Properties are the only two investment properties in the PRC held by the Company through the Subsidiaries in the Group and are considered as non-core assets of the Group. The Directors therefore propose to divest the Company's entire shareholdings in the Subsidiaries to concentrate on its core businesses, namely bulk shipping, ship repairing, marine related activities and engineering, container depots and ship agency services.

The Directors are also of the view that the Proposed Divestment will raise funds in an expeditious manner. The proceeds of the Proposed Divestment together with the repayment of the shareholders' loans will provide the Company with a ready source of capital that can be re-deployed and applied as working

capital to support its core businesses and/or develop or invest in other related areas of businesses which the Directors identify as businesses with higher potential growth that will generate better returns.

The Proposed Divestment will therefore enable the Group to streamline its asset base in line with its strategy of focusing on its core shipping, ship repairing and marine related businesses.

6. *Use of Proceeds*

The proceeds of the Proposed Divestment will be used to provide working capital.

7. Financial Effect of the Proposed Divestment

(a) For illustration purposes, the financial effects of the Proposed Divestment on the NTA per share, earnings per share ("EPS")/(loss per share) ("LPS") of the Group, based on the consolidated audited accounts of the Group and the audited accounts of the Subsidiaries for the financial year ended 31 December 2001, on a proforma basis are as follows:

	<--for the financial year ended 31 December 2001-->	
	Before Proposed Divestment	**After Proposed Divestment**
NTA (S$'000)	175,943	175,664
NTA per share (cents)	31.56	31.51
Operating Profit After Tax attributable to Members of the Company (S$'000)	13,239	12,960
Basic EPS (cents)	2.38	2.33
Fully Diluted EPS (cents)	2.03	1.99

(b) For illustration purposes, the financial effects of the Proposed Divestment on the NTA per share, EPS/(LPS) of the Group, based on the consolidated unaudited accounts of the Group and the unaudited accounts of the Subsidiaries for the period 1 January 2002 to 30 June 2002, on a proforma basis are as follows:

	<--for the period 1 January 2002 to 30 June 2002-->	
	Before Proposed Divestment	**After Proposed Divestment**
NTA (S$'000)	179,761	178,645
NTA per share (cents)	28.77	28.60
Operating Profit/(Loss) After Tax attributable to Members of the Company (S$'000)	182	(934)
Basic EPS/(LPS) (cents)	0.03	(0.15)
Fully Diluted EPS/(LPS) (cents)	0.03	(0.15)

8. Interested Party Transaction

The Proposed Divestment is a transaction with an Interested Person under Chapter 9 of the SGX-ST Listing Manual. The Purchaser is a controlling shareholder of the Company by virtue of its direct interest of 53.22% in the share capital of the Company.

Other than the Proposed Divestment, the Company has, on 28 February 2002, entered into two transactions to sell its entire shareholdings in Cosco Trading (Singapore) Pte Ltd and Costo (Singapore) Private Limited to the Purchaser, for which the consideration paid were S$2,250,000.00 and S$1.00 respectively.

As the aggregation of the value of the prior transactions entered into with the Purchaser during the same

financial year 2002 together with the Proposed Divestment exceeds 5% of the Company's latest audited NTA, the Company will, accordingly, seek the approval of the minority shareholders in a general meeting to be convened to consider and approve the Proposed Divestment.

9. Interest (direct or indirect) of Director or Controlling Shareholder in the Proposed Divestment

None of the Directors have any interest in the shares of the Company or the Purchaser. However, Mr Wei Jia Fu, Mr Ji Hai Sheng, Mdm Yao Hong, Mdm Sun Yue Ying, Mr Feng Jin Hua, Mr Gu Qi Chang, Mr Lu Zhi Ming and Mr Zhou Lian Cheng are directors of the Company and the Purchaser. Mr Liang Yan Feng is a Director nominated by China Ocean Shipping (Group) Company. Accordingly, Mr Wei Jia Fu, Mr Ji Hai Sheng, Mdm Yao Hong, Mdm Sun Yue Ying, Mr Feng Jin Hua, Mr Gu Qi Chang, Mr Lu Zhi Ming, Mr Zhou Lian Cheng and Mr Liang Yan Feng will abstain from making any recommendation on the Proposed Divestment at the general meeting to be convened to consider and approve the Proposed Divestment.

The Purchaser shall abstain and undertake that its associates will abstain from voting at the general meeting to be convened to consider and approve the Proposed Divestment.

10. Independent Financial Adviser

Tokyo-Mitsubishi International (Singapore), Ltd. ("TMIS") has been appointed to act as independent financial advisors to the independent directors ("Independent Directors") of the Company in connection with the Proposed Divestment. Based on TMIS' preliminary review of the Proposed Divestment as of the date hereof, TMIS is of the opinion that the Proposed Divestment is on normal commercial terms, from a financial point of view, and is not prejudicial to the interests of the Company and its minority shareholders. TMIS' preliminary opinion has been based on information provided to it by the Company thus far, as well as current market conditions and prices. TMIS will issue its formal opinion following a full review of the financial terms of the Proposed Divestment which will be carried out prior to the despatch of a circular to the Company's shareholders.

11. Audit Committee Statement

Mr Lu Zhi Ming, a Director of the Company and an audit committee member, is also a director of the Purchaser and he abstains from making any views in respect of the Proposed Divestment. The other members of the Audit Committee comprising of Dr Wang Kai Yuen and Mr Tom Yee Lat Shing, the Independent Directors of the Company have reviewed the terms and conditions of the Proposed Divestment and the preliminary view of TMIS and are of the view that the terms and conditions of the Proposed Divestment are on normal commercial terms and are not prejudicial to the interests of the Company and its minority shareholders.

12. Additional Information

Additional information and details in connection to the Proposed Divestment including the advice of the Independent Directors will be made available in the circular to be dispatched to the shareholders of the Company in due course.

BY ORDER OF THE BOARD
COSCO INVESTMENT (SINGAPORE) LIMITED

JI HAI SHENG
PRESIDENT

Date: 29 October 2002

Submitted by Mr Ji Hai Sheng, President on 29/10/2002 to the SGX

29/10/02